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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                      UNDER SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                          Food Technology Service, Inc.
                           (formerly Vindicator, Inc.)
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                                (Name of Issuer)

                         Common Shares, $0.01 Par Value
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                         (Title of Class of Securities)

                                    927341107
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                                 (CUSIP Number)

                             David L. Nicholds, Esq.
                                MDS Nordion Inc.
                                 447 March Road
                         Kanata, Ontario, Canada K2K 1X8
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 13, 2000
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             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a pervious statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 13 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.    927341107           SCHEDULE 13D       PAGE   1   OF   5   PAGES
         ---------------------                           -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MDS Nordion Inc. (formerly Nordion International Inc.)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          WC & Affiliate
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  2(d) OR [ ]
          PURSUANT TO ITEMS                                         2(e)    [ ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario, Canada
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     5,944,872
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               5,944,872
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,944,872
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          54.94%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP NO.    927341107           SCHEDULE 13D       PAGE   2   OF   5   PAGES
         ---------------------                           -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Laboratoires MDS Quebec Ltee
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          WC & Affiliate
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  2(d) OR [ ]
          PURSUANT TO ITEMS                                         2(e)    [ ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario, Canada
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     5,944,872
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               5,944,872
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,944,872
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          54.94%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.    927341107           SCHEDULE 13D       PAGE   3   OF   5   PAGES
         ---------------------                           -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MDS INC.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          WC & Affiliate
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  2(d) OR [ ]
          PURSUANT TO ITEMS                                         2(e)    [ ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario, Canada
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     5,944,872
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               5,944,872
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,944,872
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          54.94%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           SECURITY AND ISSUER.

                  Shares of Common Stock, $0.01 par value

                  Food Technology Service, Inc.
                  502 Prairie Mine Road
                  Mulberry, Florida  33860   USA

Item 2.           IDENTITY AND BACKGROUND

                  N/A

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  N/A

Item 4.           PURPOSE OF TRANSACTION

                  Item 4 is hereby amended.

                  As confirmed by letter Agreement dated May 18, 2000 (previously filed) Food Technology Service, Inc.'s ("FTSI") indebtedness to MDS Nordion Inc. ("Nordion") as at February 4, 2000 is in the amount of $963,194 (the "Debt"). The Debt is convertible into shares at the conversion rate of 70% of the closing price, on the last trade date, prior to the exercise of the conversion right. Additionally, such Letter Agreement provides that the right of conversion of interest on the Debt accruing from February 5, 2000 to January 1, 2001, into shares of FTSI, has been waived by Nordion. The drop in FTSI's share price has given rise to an increase in the number of shares, to which Nordion would be beneficially entitled if it exercised its right of conversion of the Debt. Since the 13D Amendment 7, filed with the SEC on June 26, 2000, (which computed the amount of beneficially owned shares based on the closing share price on June 26, 2000 i.e., 70% of $4.25 or $2.975) the closing share price of FTSI on September 13, 2000 decreased to $2.81. Seventy percent (70%) thereof corresponds to a conversion price of $1.968.

                  At the close of business on September 13, 2000, Nordion beneficially owned 5,944,872 shares of stock, which constitutes approximately 54.94% of the outstanding shares of FTSI. The number of shares beneficially owned as of September 13, 2000 has been computed by aggregating (i) the number of shares that Nordion actually owns; and (ii) the number of shares into which Nordion could elect to convert the remaining outstanding Debt on the basis of the closing price of September 13, 2000 (i.e., 70% of $2.8125 or $1.968). As a
                  result of the transaction, the number of shares beneficially owned by Nordion increased by 165,666 shares. Pursuant to publicly available information 10,331,201 shares of Food Technology Service, Inc. were issued and outstanding on September 13, 2000.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

                  See Item 4.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  See item 4.




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Item 7.           MATERIALS TO BE FILED AS EXHIBITS


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief the undersigned certify that the information set forth in this statement is true and correct.

Dated:  September 20, 2000



                             MDS NORDION INC.,




                             By: /s/ David L. Nicholds
                                 -----------------------------------------------
                                 Name:  David L. Nicholds
                                 Title: Vice President, General Counsel




                             MDS INC.,




                             By: /s/ Peter E. Brent
                                 -----------------------------------------------
                                 Name:  Peter E. Brent
                                 Title: Senior Vice President & General Counsel




                             LABORATOIRES MDS QUEBEC LTEE.



                             By: /s/ Peter E. Brent
                                 -----------------------------------------------
                                 Name:  Peter E. Brent
                                 Title: Vice President & Corporate Secretary